Exhibit 99.1

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2011 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Interim Consolidated Financial Statements

Contents

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Financial Position as at

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
	US$ thousands	US$ thousands
Assets
Cash and cash equivalents	46,669	76,583
Restricted cash	8,548	728
Other receivables	5,205	1,904
Assets attributable to discontinued operations	24	292
Total current assets	60,446	79,507

Advance payments on account of investment	-	3,612
Investments in equity accounted investees	10,456	-
Property, plant and equipment, net	46,508	21,752
Long-term deposits	1,150	400
Other assets	767	943
Total non-current assets	58,881	26,707

Total assets	119,327	106,214

Liabilities
Loans and borrowings	5,281	-
Trade payables	5,415	2,820
Accrued expenses and other payables	13,800	9,151
Liabilities attributable to discontinued operations	266	380
Total current liabilities	24,762	12,351

Finance lease obligation	7,814	5,228
Other long-term liabilities	355	14
Excess of losses over investment in equity accounted investee	-	55
Total non-current liabilities	8,169	5,297

Total liabilities	32,931	17,648
Equity
Share capital	26,180	26,103
Share premium	76,387	76,266
Reserves	2,722	194
Accumulated deficit	(18,893)	(13,997)
Total equity	86,396	88,566

Total liabilities and equity	119,327	106,214

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

/s/ Shlomo Nehama	/s/ Ran Fridrich	/s/ Kalia Weintraub
Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements:  September 25, 2011

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income (loss)

	For the six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Revenues	1,601	-
Cost of sales	886	-
Gross profit	715	-

General and administrative expenses	1,805	1,330
Operating loss	(1,090)	(1,330)
Financing income	345	336
Financing expenses	(624)	(61)
Financing income (expenses), net	(279)	275
Share of losses of equity accounted investees	(4,641)	-

Loss before taxes on income from continuing operations	(6,010)	(1,055)
Tax benefit (taxes on income)	1,114	(449)

Loss from continuing operations	(4,896)	(1,504)
Profit from discontinued operation	-	7,166

Profit (loss) for the period	(4,896)	5,662
Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	2,528	(888)
Total other comprehensive profit (loss)	2,528	(888)

Total comprehensive income (loss) for the period	(2,368)	4,774

Earnings per share
Basic earnings (loss) per share	*(0.45)	*0.8
Diluted earnings (loss) per share	*(0.45)	*0.6

Continuing operations
Basic loss per share	*(0.45)	*(0.2)
Diluted loss per share	*(0.45)	*(0.2)

Discontinued operation
Basic earnings per share	-	*1.00
Diluted earnings per share	-	*0.8

*           Adjusted for 1:10 reverse split - (see Note 4E).

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Changes in Equity

	Attributable to owners of the Company
			Translation
			reserve from
	Share	Share	foreign	Accumulated
	capital	premium	operations	deficit	Total
	US$ thousands
For the six months ended June 30, 2011
(unaudited)
Balance as at January 1, 2011	26,103	76,266	194	(13,997)	88,566
Total comprehensive loss for the period
Loss for the period	-	-	-	(4,896)	(4,896)
Other comprehensive income for the period	-	-	2,528	-	2,528
Total comprehensive loss for the period	-	-	2,528	(4,896)	(2,368)

Transactions with owners, recognized
directly in equity
Exercise of warrants	77	104	-	-	181
Share-based payments	-	17	-	-	17

Balance as at June 30, 2011	26,180	76,387	2,722	(18,893)	86,396

	Attributable to owners of the Company
			Translation
			reserve from
	Share	Share	foreign	Accumulated
	capital	premium	operations	deficit	Total
	US$ thousands
For the six months ended June 30, 2010
(unaudited)
Balance as at January 1, 2010	16,820	72,407	-	(19,199)	70,028
Total comprehensive income for the period
Profit for the period	-	-	-	5,662	5,662
Other comprehensive loss for the period	-	-	(888)	-	(888)
Total comprehensive income for the period	-	-	(888)	5,662	4,774

Transactions with owners, recognized
directly in equity
Share-based payments	-	30	-	-	30

Balance as at June 30, 2010	16,820	72,437	(888)	(13,537)	74,832

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows

	Six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Cash flows from operating activities
Profit (loss) for the period	(4,896)	5,662
Less: profit from discontinued operations	-	7,166
Loss from continuing operations	(4,896)	(1,504)

Adjustments for:
Financing expenses (income), net	279	(275)
Depreciation	493	9
Share-based payment	17	30
Share of losses of equity accounted investees	4,641	-
Increase in other receivables and prepaid expenses	(2,907)	(283)
Increase in other assets	355	-
Decrease in swap contracts related balances	364	-
Increase in accrued severance pay, net	20	9
Tax benefit (taxes on income)	(1,114)	449
Increase in trade payables	309	159
Increase (decrease) in accrued expenses and other payables	(1,668)	8
Interest received	348	109
Interest paid	(140)	(18)
Net cash used in operating activities from continuing operations	(3,899)	(1,307)
Net cash provided by operating activities from discontinued operations	154	45

Net cash used in operating activities	(3,745)	(1,262)

Cash flows from investing activities:
Purchase of property and equipment	(15,432)	(1,371)
Investment in equity accounted investees	(10,663)
Settlement of forward contract	465
Investment in restricted cash	(7,761)	(5,159)
Investment in long-terms deposits	(750)	-
Net cash used in investing activities	(34,141)	(6,530)

Cash flows from financing activities
Proceeds from sale and finance lease back	2,285	-
Short-term loans received	5,072	-
Proceeds from warrants exercised	181	-

Net cash provided by financing activities	7,538	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Six months ended June 30
	2011	2010
	(Audited)	(Unaudited)
	US$ thousands	US$ thousands
Effect of exchange rate changes on cash and cash equivalents	434	(1,022)

Decrease in cash and cash equivalents	(29,914)	(8,814)
Cash and cash equivalents at the beginning of the period	76,583	75,280

Cash and cash equivalents at the end of the period	46,669	66,466

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 – Reporting Entity

Ellomay Capital Ltd. (hereinafter - the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company who operates in the photovoltaic industry in Italy and has invested in several Israeli entities and whose plan of operation is to operate in the Italian PV field and manage its investments in the Israeli market and with respect to the remaining funds the Company holds, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The securities of the Company are listed on the NYSE Amex Stock Exchange. The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2010 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on September 25, 2011.

Unless otherwise noted, all references to “dollars” of “$” are to United States Dollar.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements, except as described below:

●
In accordance with IFRS the option to purchase additional shares in U. Dori Energy Infrastructures Ltd. is presented at fair value based on a valuation. Fair value is calculated every reporting period and changes are recognized in profit or loss.

●	Reclassification- certain comparative figures have been reclassified to conform to the current period presentation.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below in Items (1), (2) and (3), the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect.

(1)	Initial implementation of standards

A.	Revenue recognition

Revenue is measured according to the fair value of the consideration that was received and/or the consideration the Company is entitled to receive from the sale of electricity in the ordinary course of business.

Revenues from the sale of electricity are recognized when the units of power produced are transferred to the power company at connection points on the basis of a meter reading. Revenues in respect of power produced and transferred to the power company in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

Seasonality: Power production is effected by seasonality. Production is effected by the level of solar radiation and thus low radiation level during the winter months decreases power production.

B.	Segment Reporting

An operating segment is a component of an entity that meets three conditions as follows:

1.	It engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any other components of the same entity,

2.	Its operating results are reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

3.	Discrete financial information is available in its respect.

(2)	Initial implementation of new standards

A.	Interim financial reporting:

As from January 1, 2011, the Company implements the amendment to IAS 34 Interim Financial Reporting – Significant Events and Transactions (hereinafter – “the Amendment”), which was issued in the framework of Improvements to IFRSs 2010. The Amendment expanded the list of events and transactions that require disclosure in interim financial statements and also removed the materiality threshold from the minimum disclosure requirements that was included in the IAS 24 before its amendment. The disclosures required as a result of the Amendment are reflected in these interim financial statements.

B.	Related party disclosures

As from January 1, 2011, the Company implements IAS 24 (2009) Related Party Disclosures (hereinafter – “the Standard”). The Standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard was applied retrospectively .For the purpose of implementing the Standard for the first time, the Company mapped its relationships with related parties. No new related parties have been identified according to the new definition and as a result of the mapping.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(3)	New standards and interpretations not yet adopted

A.	IFRS 10 Consolidated Financial Statements (hereinafter – “IFRS 10”)

IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee and there is a link between power and return.
Presented hereunder are certain key changes from the current consolidation guidance:

●	IFRS 10 introduces a model that requires applying judgment and analyzing all the relevant facts and circumstances for determining who has control and is required to consolidate the investee.
●	IFRS 10 introduces a single control model that is to be applied to all investees, both those presently in the scope of IAS 27 and those presently in the scope of SIC-12.
●	De facto power should be considered when assessing control. This means that the existence of de facto control could require consolidation.
●	When assessing control, all “substantive” potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered.
●	IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee.
●	IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos) that is over specified assets of the investee.
●	IFRS 10 provides a definition of protective rights, while there is no such definition in existing IFRS.
●	The exposure to risk and rewards of an investee does not, on its own determine that the investor has control over an investee, rather it is one of the factor of control analysis.

IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

The Company has not yet started assessing the effects of adopting the entire consolidation suite in its financial statements.

B.	IFRS 12 Disclosure of Involvement with Other Entities (hereinafter – “IFRS 12”)

IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities.

IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	IFRS 13 Fair Value Measurement (hereinafter – “IFRS 13”)

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value.

IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.  IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets).

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.
The Company has not yet started assessing the effects of adopting IFRS 13 in its financial statements.

D.	Amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter – “the amendment”)

The amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

The Company has not yet started assessing the effects of adopting the amendment in its financial statements.

E.	Amendment to IAS 19, Employee Benefits (hereinafter – “the amendment”)

The amendment introduces a number of changes to the accounting treatment of employee benefits.
The key changes are as follows:

●
The amendment eliminates the possibility of postponing recognition of actuarial gains and losses, known as the "corridor method" and, in addition, eliminates the option of recognizing actuarial gains and losses directly in profit or loss. As a result, all actuarial gains and losses will be recognized immediately in equity through other comprehensive income.

●	The amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.
●
The calculation of net interest income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

●
The amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

●
The amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

●
The definition of termination benefits has been clarified so that termination benefits are recognized at the earlier of when the entity recognizes, in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits.

The amendment is applicable retrospectively (excluding certain exceptions stated in the standard) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

The Company has not yet started assessing the effects of adopting the amendment in its financial statements.

Note 4 – Significant Events

A.
On November 25, 2010, the Company entered into an Investment Agreement (the "Dori Investment Agreement") with U. Dori Group Ltd. ("Dori Group"), and U. Dori Energy Infrastructures Ltd. ("Dori Energy"), with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which plans and promotes the construction of an approximate 800 MWp gas operated power plant in the vicinity of Ashkelon, Israel. The Dori Investment Agreement sets forth that subject to the fulfillment of certain conditions precedent, the Company shall invest a total amount of NIS 50,000 thousand (approximately $14,100 thousand) in Dori Energy, and receive a 40% stake in Dori Energy's share capital. Ellomay Energy was also granted an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals to 50%.

The conditions precedent was fulfilled on January 27, 2011. The investment in Dori Energy is accounted for under the equity method. The purchase price allocation for the aforementioned acquisition was not finalized yet.

Dorad uses derivative financial instruments, specifically foreign currency forward contracts, to hedge its foreign currency risk exposure to the U.S. dollar. As a result of these hedges and the changes in fair value of these derivatives, Dorad recorded losses during the six month period ended June 30, 2011, and the Company's share of these losses is approximately $4,561 thousand. In August 2011, Dorad designated the forward transactions listed above as fair value accounting hedge transactions. See Note 7 - Subsequent Events.

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with an Israeli Bank pursuant to which the Bank extended to Dorad, as per Dori Energy's request, a NIS 120 million (approximately $34 million) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad in connection with the power plant project. The Company guaranteed 40% of the liabilities of Dori Energy towards the Bank under the Bank agreement. In addition, each of Ellomay Energy and U. Dori pledged their holdings in Dori Energy in favor of the Bank as a security for the fulfillment of Dori Energy's obligations to the Bank under the Bank agreement.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 – Significant Events (cont'd)

A.	(cont'd)

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori Shareholders Agreement ("Dori SHA") that became effective upon the consummation of the Dori Investment. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, veto rights, etc.

B.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank. Pursuant to the Finance Agreement two lines of credit in the aggregate amount of Euro 4.65 million were received:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments; and

(ii)
a VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum, to be repaid in one payment on December 31, 2013.

The Finance Agreement also requires the payment of commitment fees equal to 0.5% per annum calculated on the undrawn and un-cancelled amount of both the Senior Loan and the VAT Line and certain additional payments, including an arranging fee and an annual agency fee As of June 30, 2010 there were no drawdowns on account of these credit lines.

C.
On February 22, 2011 (the "Effective Date") the Company entered into agreements to receive participation interests in four exploration licenses (the "Licenses") in Israel. The consideration to be paid in connection with the receipt of the participating interests is expected to be an aggregate amount of $710 thousand as reimbursement for past expenditures incurred by the transferors of the participating interests in connection with operations under the Licenses until the Effective Date.

In addition, the Company will be required to reimburse certain costs billed to the Company under the provision of the Joint Operating Agreements entered into with the operator under the licenses during the period between the Effective Date and the closing of the transactions.

The Company is awaiting regulatory approval for its acquisition of the participation interests in the Licenses.

D.
On March 15, 2011, the Company entered into an Engineering Procurement & Construction Contract ("EPC contract") with an Italian contractor in connection with the acquisition of a fully constructed photovoltaic plant of 994.43 KWp located in province of Lecce, municipality of Galatina, Puglia region, Italy and purchased all shares of the Italian Company that owns the plant, for an aggregate consideration of approximately Euro 3,900 thousand (approximately $5,600 thousand). The company capitalized additional direct costs of approximate Euro 140 thousand (approximately $200 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 – Significant Events (cont'd)

D.	(cont'd)

On March 25, 2011, the Company purchased all shares of an additional Italian company that holds the permits and plans and entered into an EPC Contract for the construction of a photovoltaic plant of 2,993.6 KWp with single tracker technology located in the province of Bari, municipality of Corato, Puglia region, Italy, for an aggregate consideration of approximately Euro 11.8 million (approximately $17,100 thousand). The Company capitalized additional direct costs of approximate Euro 88 thousand (approximately $127 thousand).

The contractor has undertaken to connect the photovoltaic plant to the Italian national grid under the applicable 2011 feed-in tariff (with certain adjustments to the consideration in the event of delays).

E.
On May 25, 2011, the Company secured a bank loan in the amount of up to Euro 5,000 thousand for the interim financing of its PV operations in Italy. The loan has a one month term and is renewable each month and bears an interest of Euro Libor + 0.75%. As of June 30, 2011 the drawdown and accrued interest under this loan agreement was in the amount of Euro 3,500 thousand (approximately $5,067 thousand).

On April 18, 2011, the second drawdown under the financial Leasing agreements entered by two wholly-owned Italian subsidiaries on December 31, 2010 was received in the aggregate amount of Euro 1,637 thousand (approximately $2,371 thousand).

F.
On June 9, 2011, the Company executed a 1-for-10 reverse share split (thereinafter – “the reverse split”). As a result of the reverse split, every 10 shares of the Company were combined into one share, all fractional shares which were one-half or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The par value of the shares increased from NIS 1.00 to NIS 10.00. The reverse split affected all of the Company's ordinary shares, stock options and warrants outstanding and reserved for issuance immediately prior to the effective date of the reverse split. The reverse split reduced the number of shares of the Company's shares outstanding at June 9, 2011 from 107,778,493 shares to 10,777,917 shares. All references to share and per share amounts for all periods presented have been retroactively restated to reflect this reverse split.

G.
In connection with the establishment of the Company’s photovoltaic plants in Italy, the Company had capitalized, as of June 30, 2011, property and equipment aggregating approximately $46,859 thousand, in accordance with actual costs incurred. During the six month period ended June 30, 2011 the Company had recorded property and equipment aggregating approximately $25,249 thousand, including assets acquired through the acquisition of two Italian wholly-owned subsidiaries (as mentioned in Note 4D) of approximately $ 7,454 thousand and assets acquired in credit of $ 7,450 thousand which has not yet been paid as of June 30, 2011. Depreciation with respect to the Company’s photovoltaic plants in Italy is calculated using the straight-line method over 20 years that represent the estimated useful lives of the assets. During the six month period ended June 30, 2011 the Company had recorded depreciation expenses with respect to its photovoltaic plants in Italy of approximately $ 480 thousand.

H.
Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. On February 29, 2008 (the "Closing Date"), the sale of this business to Hewlett-Packard Company ("HP" and the "HP Transaction") was finalized.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 – Significant Events (cont'd)

H.	(cont'd)

Prior to the Closing Date, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile, some of which were sold to HP. A majority of the remaining subsidiaries were dissolved during 2008, 2009 and 2010.

The aggregate consideration in connection with the HP Transaction amounted to $ 122,600 thousand. Of the total consideration, an amount of $ 500 thousand was withheld in connection with the obligation of one of the subsidiaries that were sold to HP with respect to the government grants, and an amount of $ 14,500 thousand was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The amount deposited in the escrow account, net of amounts distributed to HP in satisfaction of indemnity obligations.

Following the submission of the claims and responses and negotiations between HP and the Company in connection with the funds deposited in the escrow account, the Company executed a settlement agreement with HP on July 27, 2010 and received approximately $7,200 thousand (plus accrued interest) out of the $ 14,500 thousand million that were deposited in the escrow account, and HP received the remainder of such funds. HP also released to us an amount of $ 500 thousand withheld in connection with NUR Europe’s obligations with respect to government grants.

In addition, the parties to the Settlement Agreement agreed to waive any current and future claims against each other arising out of or connected with the HP Transaction and further agreed that the Company will not be responsible for any future claims with respect to the HP Transaction and the assets acquired thereunder.

Following the execution of the Settlement Agreement the Company paid and expects to pay additional payments of approximately $200 thousand to former employees as bonuses and in connection with the repurchase of employee stock options, all as previously approved by the Company's Board of Directors.

Assets and liabilities amounts, operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented as discontinued operations and are expected to be settled in one to two years.

The breakdown of current assets and liabilities attributed to discontinued operations of the Company is as follows:

	June 30	December 31
	2011	2010
	Unaudited	Audited
	US$ thousands	US$ thousands
Assets
Legal claim receivable	-	268
Other	24	24

Total Assets	24	292

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 – Significant Events (cont'd)

H.	(cont'd)

	June 30	December 31
	2011	2010
	Unaudited	Audited
	US$ thousands	US$ thousands
Liabilities
Accrued expenses and other liabilities	266	380

Total Liabilities	266	380

Note 5 -  Contingent Liabilities

Legal proceedings:

A.
During 2002, a customer filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the customer with the amount of $ 252 thousand as of June 30, 2011. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation and has no assets; therefore the plaintiff has no remedy against the subsidiary. The customer may start new proceedings against another subsidiary in Hong Kong, which was dissolved in 2010. However, to date, the customer has not filed any claim in Hong Kong. In August 2011 legal counsel for the customer approached the Company alleging its responsibility for payment of the amounts due pursuant to the court ruling and an additional amount of $100 thousand. The Company responded rejecting the allegations made and based on management's estimation and the opinion of its legal counsel, it is unlikely that the Company will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

B.
During 2002, a customer filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $400 thousand alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the customer an amount of $294 thousand as of June 30, 2011. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is unlikely that the Company will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

C.
In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $550 thousand as of June 30, 2011. In February 2004, the former distributor filed a statement of defense denying the Company's claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $236 thousand as of June 30, 2011. Based on the opinion of its legal counsel, management believes that the counterclaim filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 -  Contingent Liabilities (cont'd)

Legal proceedings: (cont'd)

D.
In December 2003, a customer of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer sought reimbursement of the purchase price paid by it in the amount of $290 thousand. During 2006 we launched a counter claim to this lawsuit for the collection of unpaid outstanding invoices. On May 15, 2010, a settlement agreement was reached between the customer and the Company in connection with the Company’s claim for unpaid invoices whereby the Company is entitled to receive an aggregate consideration of $270 thousand to be received in installments.

The Company recognized the settlement amount in its annual financial statements under discontinued operations and funds were received in March 2011. In January 2010 the court dismissed the customer’s lawsuit and in June 2010 the customer filed an appeal. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

E.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($878 thousand as of June 30, 2011). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike Ellomay's Statement of Defense, which was rejected. The plaintiff's filed an appeal to the Supreme Court. That motion was rejected in July 2010. A pre-trial took place on September 5, 2010, which mainly scheduled technical procedures. Both parties filed their affidavits and the next hearing is scheduled for January 2012. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

F.
In September 2010 a claim was filed with the Court of Brescia, Italy against the Company and against HP and several of its subsidiaries by a former customer asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  5 printers they purchased between  2004 - 2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of Euro 2,500 thousand (approximately $ 3,313 thousand). The Company was sued based on its relationship to the seller of the printers, NUR Europe (which was sold to HP). In March 2011, the Company filed its statement of defense, claiming lack of standing, lack of jurisdiction and sole responsibility of NUR Europe as the seller of the printers. The same former customer also filed cautionary proceedings for interim relief in the form of the aforementioned payment with the Court of Brescia, Italy, to which all other parties objected. On March 14, 2011, the judge rejected the interim relief sought. The term for the former customer to challenge and appeal such decision expired on April 8, 2011; therefore such decision became final.  The next hearing under the main claim is scheduled for January 2012. The Company has required that HP pay its legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010 and is still in discussions with HP regarding this claim. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

G.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 – Segments Information

The Company has two reportable segments, as described below, which are the Company’s strategic business units. For each of the strategic business units, the Company’s chief operating decision maker (CODM) reviews internal management reports.

PV Operations- the Company operates in the photovoltaic field in Italy and as of June 30, 2010 owned through its wholly-owned subsidiaries eight PV plants that were connected to the Italian national electricity grid in 2011. The plants were still under construction as of December 31, 2010,

Dorad- following the closing of the Dori Investment Agreement the Company holds 40% stake in U. Dori Energy Infrastructures (Dori Energy) which holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"). Dorad plans and promotes the construction of an approximate 800 MWp gas operated power plant in the vicinity of Ashkelon, Israel. The Company accounts its investment in Dori Energy under the equity method.

	For the six months ended June 30, 2011
	Dorad	PV Operations	Adjustments	Total
	US$ thousands
Revenues	-	1,601	-	1,601
Results of segments	(4,503)	19	412	(4,896)
Assets of the segments	10,330	65,338	43,659	119,327

Note 7 - Subsequent Events

A.
As a result of the exposure of Dorad's results to the volatility in the exchange rate of U.S. dollar against the New Israeli Shekel, Dorad decided to designate the forward transactions it uses to hedge its foreign currency risk exposure to the U.S. dollar as fair value accounting hedge transactions as of August 8, 2011.

The company expects to record income of approximately NIS 7,300 thousand (approximately $2,150 thousand) in the third quarter in accordance with the foreign exchange rate set at the time of fixing of the exchange rate.

B.
On September 14, 2011 the Company entered into two additional agreements (the "Agreements") with an Italian contractor in connection with the acquisition of two photovoltaic plants with fixed panel technology and aggregate capacity of approximately 1.9 MWp in the Puglia Region in Italy. Both photovoltaic plants are constructed and were connected to the Italian national grid in June 2011 under the applicable Feed-in-Tariff. In connection with the Agreements, a subsidiary of the Company purchased all outstanding shares of two Italian companies, each of which owns one of the photovoltaic plants. The aggregate cost of the photovoltaic plants is approximately Euro 6,200 thousand (approximately $8,980 thousand) plus applicable VAT.